UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On October 29, 2026, Virax Biolabs Group Limited issued a press release today announcing that through its wholly owned subsidiary, China subsidiary, Shanghai Xitu Consulting Co., Ltd., it has entered into non-exclusive distribution agreements with AmyJet Scientific Inc., Jiangsu Real-Gen Biotechnology Co., Ltd., and Zhixi (Shanghai) Biotechnology Co., Ltd. for its ImmuneSelect research-use immune profiling products.

KEY HIGHLIGHTS:

•
Three non-exclusive appointments create distribution routes to specified research customers across six mainland Chinese markets, including major biotech centres in Beijing, Shanghai, Suzhou and Wuhan.
•
AmyJet, which reports more than 200 international life sciences supplier relationships and already offers ELISpot and other immunology research reagents, will target industrial and biotechnology customers in Beijing, Shanghai and Hubei.
•
Jiangsu Real-Gen, with a regional presence in Suzhou, Nanjing, Hefei and Jinan, will target academic, biopharmaceutical and other research customers in Jiangsu, Anhui and Shandong.
•
Zhixi adds a targeted Shanghai academic sales channel, supported by the research-reagent trading experience of its common ownership with Shanghai KEL Biotech.
•
The initial product focus is ELISpot assay plates and antigen-specific peptide pools for infectious disease, vaccine and cellular immunity research.

•
Local distribution supports commercial expansion while limiting the need to build a larger direct sales organisation.

A copy of the press release dated October 29, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press release dated October 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	October 29, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer